Follow-Up Materials

06013527

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Buck Lake Ventures

*CURRENT ADDRESS

PROCESSED

MAY 18 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1669 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/18/06

82-1669

RECEIVED
2006 MAY 17 A 10:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-05

BUCK LAKE VENTURES LTD.

REPORT AND FINANCIAL STATEMENTS

December 31, 2005 and 2004

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Buck Lake Ventures Ltd.

We have audited the balance sheets of Buck Lake Ventures Ltd. as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 18, 2006

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

BUCK LAKE VENTURES LTD.
BALANCE SHEETS
December 31, 2005 and 2004

ASSETS	2005	2004
Current		
Cash	$ 235	$ 1,190
GST receivable	9,584	36,758
Marketable securities (market value: $28,000; 2004: $8,000) – Note 9	8,000	8,000
Prepaid expenses	18,816	24,928
	36,635	70,876
Equipment – Note 3	11,663	14,912
Resource property costs – Notes 4 and 9 and Schedule 1	1,463,120	1,297,015
	$ 1,511,418	$ 1,382,803
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 884,549	$ 619,676
Due to related parties – Note 9	836,365	628,354
Advances payable – Note 5	10,048	8,234
Loans payable – Note 6	77,107	67,427
	1,808,069	1,323,691
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 7, 9 and 11	6,498,622	6,491,622
Contributed surplus – Note 7	262,775	262,775
Deficit	(7,058,048)	(6,695,285)
	(296,651)	59,112
	$ 1,511,418	$ 1,382,803

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 7 and 11
Subsequent Events – Notes 4, 7 and 11

APPROVED BY THE DIRECTORS:

"Ray Roland" Director *"Douglas Brooks"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
STATEMENTS OF LOSS AND DEFICIT
for the years ended December 31, 2005 and 2004

	2005	2004
General and administrative expenses		
Accounting and audit fees	$ 27,560	$ 36,936
Amortization	3,249	4,203
Bank charges and interest – Note 9	69,183	66,771
Consulting fees – Note 9	36,000	36,000
Filing fees	6,395	15,979
Legal fees	89,658	80,936
Management fees – Note 9	66,000	30,000
Office services and expenses	6,694	48,497
Promotion and travel – Note 9	3,348	15,376
Rent	42,000	42,000
Shareholder communications fees– Note 9	4,683	40,640
Stock-based compensation – Note 7	-	262,775
Transfer agent	4,443	6,725
Loss before other items	(359,213)	(686,838)
Other items		
Interest income	-	607
Property investigation costs – Note 9	(3,550)	(4,400)
Net loss for the year	(362,763)	(690,631)
Deficit, beginning of year	(6,695,285)	(6,004,654)
Deficit, end of year	$ (7,058,048)	$ (6,695,285)
Basic and diluted loss per share	$ (0.02)	$ (0.03)
Weighted average number of shares outstanding	23,401,599	22,417,051

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005 and 2004

	2005	2004
Operating Activities		
Net loss for the year	$ (362,763)	$ (690,631)
Adjustments to reconcile net loss used in operations:		
Amortization	3,249	4,203
Stock-based compensation	-	262,775
	(395,914)	(423,653)
Changes in non-cash working capital items related to operations:		
GST receivable	27,174	(20,144)
Prepaid expenses	6,112	(4,974)
Accounts payable and accrued liabilities	264,873	97,270
Cash used in operating activities	(61,355)	(351,501)
Investing Activities		
Resource property acquisition costs	(88,340)	(5,000)
Deferred exploration costs	(70,765)	(327,049)
Cash used in investing activities	(159,105)	(332,049)
Financing Activities		
Common shares issued	-	495,000
Increase in due to related parties	208,011	22,625
Increase in advances payable	1,814	883
Increase (decrease) in loans payable	9,680	(143,944)
Cash provided by financing activities	219,505	374,564
Decrease in cash during the year	(955)	(308,986)
Cash, beginning of the year	1,190	310,176
Cash, end of the year	$ 235	$ 1,190
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2005 and 2004

Schedule 1

	Balance December 31, 2003	Additions	Balance December 31, 2004	Additions	Balance, December 31, 2005
Buck Lake Claims					
Acquisition costs					
Cash	$ 120,000	$ -	$ 120,000	$ 10,000	$ 130,000
Shares	34,500	-	34,500	7,000	41,500
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	-	231,500	17,000	248,500
Deferred exploration costs					
Assays	19,744	25,371	45,115	-	45,115
Equipment rental	60,699	12,631	73,330	-	73,330
Field costs	411,511	196,490	608,001	62	608,063
Geological consulting – Note 9	56,733	41,250	97,983	1,400	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	653,596	275,742	929,338	1,462	930,800
	885,096	275,742	1,160,838	18,462	1,179,300
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting – Note 9	3,675	2,015	5,690	4,597	10,287
Reporting	48	65	113	-	113
	10,510	2,080	12,590	4,597	17,187
	23,010	2,080	25,090	4,597	29,687

…/Cont'd.

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2005 and 2004

Schedule 1 – (Continued)

	Balance December 31, 2003	Additions	Balance December 31, 2004	Additions	Balance, December 31, 2005
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	383	102	485	-	485
Field costs	11,645	681	12,326	-	12,326
Geological consulting – Note 9	2,100	7,199	9,299	4,598	13,897
Reporting	1,050	-	1,050	-	1,050
	15,178	7,982	23,160	4,598	27,758
	27,678	7,982	35,660	4,598	40,258
Gwyn Lake Claims					
Acquisition Costs					
Cash	5,000	5,000	10,000	-	10,000
Shares	3,600	9,000	12,600	-	12,600
	8,600	14,000	22,600	-	22,600
Deferred exploration costs					
Assays	45	1,640	1,685	-	1,685
Field costs	5,192	-	5,192	1,000	6,192
Geological consulting – Note 9	6,300	39,081	45,381	9,457	54,838
Reporting	45	525	570	-	570
	11,582	41,246	52,828	10,457	63,285
	20,182	55,246	75,428	10,457	85,885

.../cont'd

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
SCHEDULE OF RESOURCE PROPERTY COSTS
for the years ended December 31, 2005 and 2004

	Balance December 31, 2003	Additions	Balance December 31, 2004	Additions	Balance, December 31, 2005
Kalnica-Selec Claims					
Acquisition costs					
Cash	-	-	-	3,341	3,341
Accounts payable – fee	-	-	-	75,000	75,000
	-	-	-	78,341	78,341
Deferred exploration costs					
Field costs	-	-	-	18,710	18,710
Geological consulting – Note 9	-	-	-	30,940	30,940
	-	-	-	49,650	49,650
	-	-	-	127,991	127,991
	$ 955,966	$ 341,049	$ 1,297,015	$ 166,105	$ 1,463,120

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 Nature and Continuance of Operations

The Company is an exploration stage public company listed for trading on the TSX Venture Exchange ("TSX") and is in the process of exploring resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy expenditure requirements under property acquisition agreements to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company was incorporated pursuant to the British Columbia Company Act on January 1, 1987 as Zuni Energy Corp. The Company changed its name on May 24, 1991 to Home Ventures Ltd. and on February 15, 2000 to Buck Lake Ventures Ltd.

Prior to becoming an exploration stage company in 1987, the Company was in the business of oil and gas production and sales.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2005, the Company had not yet achieved profitable operations, has a working capital deficiency of $1,771,434 and has accumulated losses of $7,058,048 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

b) Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Additions during the year are amortized at one-half the rate.

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Note 2 Summary of Significant Accounting Policies – (cont'd)

d) Stock-based Compensation

The fair value of all share purchase options granted subsequent to January 1, 2002 is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

f) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At December 31, 2005, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

Note 2 Summary of Significant Accounting Policies – (cont'd)

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

h) Basic and Diluted Loss Per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

i) Financial Instruments

The carrying values of cash, marketable securities, accounts payable and accrued liabilities, due to related parties, advances payable, and loans payable approximate fair values because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 3 Equipment

	2005		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 8,934	$ 7,071	$ 1,863
Furniture and fixtures	16,585	10,471	6,114
Office equipment	10,000	6,314	3,686
	$ 35,519	$ 23,856	$ 11,663

Note 3 Equipment – (cont'd)

	2004		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 8,934	$ 6,272	$ 2,662
Furniture and fixtures	16,585	8,943	7,642
Office equipment	10,000	5,392	4,608
	$ 35,519	$ 20,607	$ 14,912

Note 4 Resource Property Costs

a) Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, October 8, 2003 and January 21, 2005, the Company has the option to earn a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 416,664 common shares, a minimum of $150,000 in exploration expenditures (incurred) and property payments as follows:

Common Shares:

- 33,332 common shares at completion of a first phase exploration program (issued);
- 150,000 common shares upon TSX approval of October 8, 2003 amending agreement (issued);
- 100,000 common shares upon TSX approval of January 21, 2005 amending agreement (issued);
- 100,000 common shares by January 31, 2006 (issued subsequent to December 31, 2005);
- 16,666 common shares when a second phase exploration program is completed and a technical report recommending a third phase of exploration work is accepted for filing by the TSX; and
- 16,666 common shares when a third phase exploration program is completed and a technical report recommending a fourth phase of exploration work is accepted for filing by the TSX.

Note 4 Resource Property Costs – (cont'd)

a) Buck Lake Claims – (cont'd)

Common Shares: - (cont'd)

Cash Payments:

- $ 65,000 by November 30, 2001 (paid);
- 35,000 by November 30, 2002 (paid);
- 20,000 by January 2, 2004 (paid);
- 10,000 by January 26, 2005 (paid);
- 10,000 by January 31, 2006; and (paid subsequent to December 31, 2005); and
- 150,000 by January 31, 2007.

$ 290,000

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

b) East Dog River Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

c) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. The Company may purchase one-half of the 2% net smelter return royalty for $500,000.

Note 4 Resource Property Costs – (cont'd)

d) Gwyn Lake Claims

By an option agreement dated June 16, 2003, and amended September 1, 2005, the Company has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario. Consideration is the issue of 150,000 common shares, cash of $75,000, and by incurring a minimum of $150,000 in exploration expenditures as follows:

Common Shares:

20,000 upon TSX approval of the options agreement (issued);
30,000 by September 30, 2003 (issued);
50,000 by September 30, 2004 (issued); and
50,000 per September 1, 2005 amendment (issued subsequent to December 31, 2005);
150,000

Cash Payments:

- $ 5,000 by September 1, 2003 (paid);
- 5,000 by September 1, 2004 (paid);
- 10,000 by September 1, 2006;
- 10,000 by September 1, 2007; and
- 45,000 by September 1, 2008.

$ 75,000

Exploration Expenditures:

The Company must incur a minimum of $150,000 in exploration expenditures by July 2, 2007.

The agreement is subject to a 1% net smelter return royalty. The net smelter return royalty may be purchased at any time for $1,500,000.

e) Kalnica-Selec Claims

By an agreement dated June 29, 2005 with the Slovakian government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company is required to, and has established a subsidiary to hold the claims, which are valid for a period of four years.

Note 4 Resource Property Costs – (cont'd)

e) Kalnica-Selec Claims – (cont'd)

The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

- SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
- SKK 87,000 by September 22, 2006
- SKK 87,000 by September 22, 2006
- SKK 87,000 by September 22, 2006

SKK 348,000

By an agreement dated October 1, 2005, the Company granted a private company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, the Company agreed to pay the private company $75,000 for its services to identify this project. This amount is included in accounts payable at December 31, 2005.

Note 5 Advances Payable

The advances payable are unsecured, bear interest at 1% per month and have no specific terms for repayment.

Note 6 Loans Payable

	2005	2004
Loan payable, unsecured, with interest at 2% per annum and payable on demand.	9,680	-
Loans payable, unsecured, with interest at 10% per annum and payable on demand.	3,427	3,427
Loan payable, unsecured, with interest at prime plus 2% per annum and payable on demand.	64,000	64,000
	$ 77,107	$ 67,427

Note 7 Share Capital – Notes 9 and 11

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

		Number	Amount
Balance, December 31, 2003		17,518,311	$ 5,961,773
Issued for resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Less:			
Fees and issue costs		220,000	(29,151)
Balance, December 31, 2004		23,318,311	6,491,622
Issued for resource properties	- at $0.07	100,000	7,000
Balance, December 31, 2005		23,418,311	$ 6,498,622

c) Escrow:

As at December 31, 2005, 250,000 common shares were held in escrow. Subsequent to December 31, 2005 these shares were cancelled and returned to treasury. The number of shares authorized was reduced to 99,750,000.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant, and unless otherwise stated fully vest when granted. A summary of the stock option plan is as follows:

Note 7 Share Capital – Notes 9 and 11 – (cont'd)

	2005		2004	
	Share Purchase Options	Weighted Average Exercise Price	Share Purchase Options	Weighted Average Exercise Price
Balance outstanding, beginning of year	1,751,831	$0.13	-	-
(Cancelled) Granted	(80,000)	$0.13	1,751,831	$0.13
Balance outstanding and exercisable at end of year	1,671,831	$0.13	1,751,831	$0.13

On January 5, 2006, all of the options expired unexercised.

During the year ended December 31, 2004, stock-based compensation expense of $262,775 was incurred. There are no stock options granted during the year ended December 31, 2005.

The following assumptions were used for the Black-Scholes model:

	2005	2004
Risk-free rate	-	2.75%
Dividend yield	-	0.0%
Expected volatility	-	199%
Weighted average expected option life	-	2 years
Weighted average fair value per option of options granted	-	$0.15

Note 7 Share Capital – Notes 9 and 11 – (cont'd)

d) Commitments: – (cont'd)

ii) Share Purchase Warrants

	2005		2004	
	Number	Exercise Price	Number	Exercise Price
Balance outstanding, beginning of year	9,793,380	$0.12	4,073,380	$0.12
(Expired) Issued	(4,073,380)	$0.12	5,720,000	$0.12
Balance outstanding and exercisable at end of year	5,720,000	$0.12	9,793,380	$0.12

On February 9, 2006, all of the warrants expired unexercised.

iii) Flow-Through Offering

During the year ended December 31, 2004, the Company issued 100,000 flow-through units at a price of $0.10 per unit for total proceeds of $10,000. The Company was committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $10,000 of eligible Canadian exploration expenditures to the flow-through shareholder. This amount will not be available to the Company for future deduction from taxable income.

iv) Resource Property Costs

Note 4

Note 8 Income taxes

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount and the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 8 Income taxes – (cont'd)

Significant components of the Company's future tax assets and liabilities, after applying the enacted corporate income tax rates, are as follows:

	2005	2004
Future income tax assets		
Exploration and development expenses	$ 1,237,927	$ 1,332,297
Less: valuation allowance	(1,237,927)	(1,332,297)
	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

At December 31, 2005, the Company has incurred Exploration and Development expenses totalling $5,000,054, which may be applied against certain future years' taxable income at various rates.

Note 9 Related Party Transactions – Notes 10 and Schedule 1

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended December 31, 2005	2004
Consulting fees	$ 36,000	$ 36,000
Deferred exploration costs		
– geological consulting	28,270	38,850
Interest	14,747	27,933
Management fees	30,000	30,000
Promotion and travel	1,323	1,925
Property investigation costs	-	4,400
Shareholders communications fees	4,683	4,550
	$ 115,023	$ 143,658

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2005, marketable securities include $8,000 (2004: $8,000) in common shares of public companies with common directors.

Note 9 Related Party Transactions – Notes 10 and Schedule 1 – (cont'd)

At December 31, 2005, amounts due to related parties of $837,365 (2004: $628,354) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

During the year ended December 31, 2004, included in the private placements (Note 7) were 800,000 common shares at $0.10 per share issued to directors of the Company and a private company with a director in common with the Company for total consideration of $80,000.

Note 10 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

Year ended December 31, 2005

a) the Company issued 100,000 common shares at $0.07 per share as an option payment with respect to the Buck Lake claims.

Year ended December 31, 2004

a) the Company issued 30,000 common shares at $0.20 per share totalling $6,000 and 50,000 common shares at $0.06 per share totalling $3,000 as option payments with respect to the Gwyn Lake claims;

b) the Company issued 220,000 common shares as finders fees on a private placement.

c) the Company issued 258,491 common shares for services provided of $25,849 with a company with a common director.

Note 11 Subsequent Events – Notes 4 and 7

a) On April 13, 2006, the Company recieved shareholder approval to consolidate its share capital on a 1:7 basis (subsequently amended to 1:5) and a coincident name change to Ultra Uranium Corp.

Note 11 Subsequent Events – Notes 4 and 7 – (cont'd)

b) On April 18, 2006 the Company announced a private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each unit will consist of one post-consolidation common share and one share purchase warrant entitling the holder to purchase one additional post-consolidation common share for $0.325 per share for a two year period.

The share consolidation, financing and finder's fees, if any, are subject to approval from the TSX Venture Exchange.

BUCK LAKE VENTURES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

DECEMBER 31, 2005

BACKGROUND

The following discussion and analysis, prepared as of April 28, 2006, should be read together with the audited consolidated financial statements for the years ended December 31, 2005 and 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period and the year ended December 31, 2005 and 2004 is prepared as of, and contains disclosure of material changes occurring up to and including, April 28, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Buck Lake is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Buck Lake has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Buck Lake is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration. During the year ended December 31, 2005, Buck Lake acquired the right to explore a uranium property in Slovakia.

MINERAL PROPERTIES

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac

Buck Lake Project Claims – Ontario – Cont'd

des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Buck Lake optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year under review, Buck Lake entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment

Buck Lake Project Claims – Ontario – Cont'd

of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During the year ended December 31, 2004 Buck Lake completed a phase I of the Diamond Drill Exploration Program at its Buck Lake Platinum/Palladium/Nickel Project.

This drill program was the first drill testing completed on the company's high grade surface showing returning 31.6 grams per ton palladium, 9.96 % nickel, 2.82 grams per ton platinum and 1.53% copper located within the Main Trench on the Buck Lake Property.

This phase I Drill Program was designed to test the Main Discovery Area, with the initial 10 drill holes testing mineralization to depths of up to 200 meters.

A total of 14 drill holes varying in length from 49 to 250 metres were completed during the phase I Drill Program. Of the 14 holes drilled, 10 were located over the Main Trench designed to test the Main Discovery Area where channel and grab sampling revealed the presence of high grade pyroxenite clasts.

DDH	Depth (m)		Interval	Platinum	Palladium	Pt+Pd	Copper	Nickel
	From	To	(m)	ppm	ppm	ppm	ppm	ppm
DDH-1								
	0	1.75	1.75	0.317	0.494	0.811	1090	1300
DDH-9	4.66	6.2	1.54	0.147	0.291	0.438	587	791
	6.2	8.76	2.56	.91	1.21	2.12	1165	3060

DDH-1 and DDH-9 intersected what is interpreted to be a shallow, well fractured, mineralized zone containing variable rusty weathering and 2-10% blebby sulphides. Both drill holes intersected the zone at shallow depths (less than 10 metres). The zone is estimated to be between 1.7 to 3.5 metres, true width, and appears to dip gently (15°) to the northwest where it remains open. Recovery in the upper portion of DDH-1 was approximately 60% while DDH-9 recovery is estimated around 90%.

The other 8 holes drilled on the Main Trench did not intersect significant mineralization.

The remaining 4 drill holes were located to target various geophysical anomalies throughout the property. DDH-10 was drilled approximately 400 metres southwest of the Main Trench into an IP and magnetic anomaly. While no high grade PGE mineralization was intersected, the drill hole encountered consistently anomalous nickel values throughout the hole.

The Company continues to evaluate the results to fully explain the surface mineralization and that encountered in DDH 1 & 9. The Company is also evaluating the additional exploration targets on the property.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Buck Lake earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Mirage Lake Property– Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Buck Lake earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Buck Lake must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Buck Lake issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued subsequent to December 31, 2005. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Buck Lake completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

Highlights from chip/channel sampling of these zones are as follows:

Sample #	Type (true width)	Zone	Lithology	Gold g/t
94806	Chip – 2.5 metres	North Zone	IF & Qtz vein	4.56
94811	Chip - 0.27 m metres	North Zone	Qtz vein	7.44
94945	Chip – 1.5 m metres	South Zone	IF	3.22
94946	Chip – 0.15 metres	South Zone	Qtz Vein	4.83
94947	Chip – 2 metres	South Zone	IF	5.33

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Gwyn Lake Gold Property –Ontario – Cont'd

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Buck Lake is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt. Buck Lake plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Buck Lake announced that it entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of the Company to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and the Company has issued the 50,000 common shares to the property optionor. The shares are restricted from trading until May 20, 2006.

Dr. Bohumil Molak, B.Sc., P.Geo, acts as the Qualified Person supervising the Gwyn Lake Gold Project.

Kalnica-Selec Uranium Project –Slovakia

During the year ended December 31, 2005 Buck Lake filed an application with the Slovakian Government to acquire the Kalnica-Selec Uranium Project located in western Slovakia. This application has been approved by Slovakian Government. Buck Lake has received official documentation accepting the Company's application for exploration of the Kalnica-Selec Uranium Project.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's. The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

By an agreement dated June 29, 2005 with the Slovakian government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company is required to, and has established a subsidiary to hold the claims, which are valid for a period of four years.

The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006
SKK 87,000 by September 22, 2006
SKK 87,000 by September 22, 2006

SKK 348,000

By an agreement dated October 1, 2005, the Company signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, the Company agreed to pay the private company $75,000 for its services to identify this project. This amount is included in accounts payable at December 31, 2005.

In May, 2005 the Slovakian Government approved the Issuer's application to explore for uranium on the 2,800 hectare property.

Kalnica-Selec Uranium Project –Slovakia-- Cont'd

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the company. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

In September 30, 2005 the Company announced that it mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

Kalnica-Selec Uranium Project –Slovakia-- Cont'd

The uranium gamma map shows several north-northeast trending anomalies, which exceeds the area's background radiation levels two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by the Company during the year ended December 31, 2005 and 2004:

BUCK LAKE VENTURES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

	Balance December 31, 2003	Additions	Balance December 31, 2004	Additions	Balance, December 31, 2005
Buck Lake Claims					
Acquisition costs					
Cash	$ 120,000	$ -	$ 120,000	$ 10,000	$ 130,000
Shares	34,500	-	34,500	7,000	41,500
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	-	231,500	17,000	248,500
Deferred exploration costs					
Assays	19,744	25,371	45,115	-	45,115
Equipment rental	60,699	12,631	73,330	-	73,330
Field costs	411,511	196,490	608,001	62	608,063
Geological consulting – Note 9	56,733	41,250	97,983	1,400	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	653,596	275,742	929,338	1,462	930,800
	885,096	275,742	1,160,838	18,462	1,179,300
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting – Note 9	3,675	2,015	5,690	4,597	10,287
Reporting	48	65	113	-	113
	10,510	2,080	12,590	4,597	17,187
	23,010	2,080	25,090	4,597	29,687

.../Cont'd.

BUCK LAKE VENTURES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

Schedule – (Continued)

	Balance December 31, 2003	Additions	Balance December 31, 2004	Additions	Balance, December 31, 2005
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	383	102	485	-	485
Field costs	11,645	681	12,326	-	12,326
Geological consulting – Note 9	2,100	7,199	9,299	4,598	13,897
Reporting	1,050	-	1,050	-	1,050
	15,178	7,982	23,160	4,598	27,758
	27,678	7,982	35,660	4,598	40,258
Gwyn Lake Claims					
Acquisition Costs					
Cash	5,000	5,000	10,000	-	10,000
Shares	3,600	9,000	12,600	-	12,600
	8,600	14,000	22,600	-	22,600
Deferred exploration costs					
Assays	45	1,640	1,685	-	1,685
Field costs	5,192	-	5,192	1,000	6,192
Geological consulting – Note 9	6,300	39,081	45,381	9,457	54,838
Reporting	45	525	570	-	570
	11,582	41,246	52,828	10,457	63,285
	20,182	55,246	75,428	10,457	85,885

.../cont'd

Schedule – (Continued)

	Balance December 31, 2003	Additions	Balance December 31, 2004	Additions	Balance, December 31, 2005
Kalnica-Selec Claims					
Acquisition costs					
Cash				3,341	3,341
Accounts payable-fee	-	-	-	75,000	75,000
				78,341	78,341
Deferred exploration costs					
Field costs	-	-	-	18,710	18,710
Geological consulting – Note 9	-	-	-	30,940	30,940
	-	-	-	49,650	49,650
	-	-	-	127,991	127,991
	$ 955,966	$ 341,049	$ 1,297,015	$ 166,105	$ 1,463,120

SELECTED FINANCIAL INFORMATION

The following table presents selected audited consolidated financial information for the years ended December 31, 2005 and 2004, 2003 and 2002:

	Year ended December 31,			
	2005	2004	2003	2002
	$	$	$	$
Revenue	-	-	-	-
Net loss	(362,763)	(690,631)	(437,810)	(404,752)
Basic and diluted loss per share	(0.02)	(0.03)	(0.04)	(0.03)
Total assets	1,511,418	1,382,803	1,329,825	931,727

For the year ended December 31, 2005 the net loss was $362,763 or $0.02 per share compared to the net loss of $690,631 or $0.03 per share (47.5% decrease) in the comparable period in 2004. The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

For the year ended December 31, 2004 the net loss was $690,631 or $0.03 per share compared to the net loss of $473,810 or $0.04 per share (45, 8% increase) in 2003. The increase in the net loss was primarily due to a non-cash compensation charge in 2004 of $262,775 representing fair value of

SELECTED FINANCIAL INFORMATION – *Cont'd*

1,751,831 stock options granted during the year and the increase of $7,638 in filing fees, $38,037 in shareholder communication expenditures, $16,450 in office expenses, $7,480 in promotion and travel and $3,158 in transfer agent fees. These increases were offset by $12,778 decrease in professional fees, $1,255 in amortization and $39,015 in bank and interest charges. For the year ended December 31, 2003 the net loss was $437,810 or $0.04 per share compared to the net loss of $404,752 or $0.03 per share for the year ended December 31, 2002.

RESULTS OF OPERATIONS

Current Quarter

During the three months ended December 31, 2005 the Company incurred $9,000 (2004: $9,000) in consulting services, $8,738 (2004: $20,186) in interest charges, $1,900 (2004: $662) in filing fees, $91,218 (2004: $57,533) in professional fees, $84 (2004: $22,933) in office and miscellaneous expenses, $43,500 (2004: $7,500) in management fees, $10,500 (2004: $10,500) in office rent, $Nil (2004: $12,332) in shareholder communication costs, $645 (2004: $901) in transfer agent fees, $Nil (2004 - $4,400) in property investigation costs and $2,120 (2004: $5,078) in travel and promotion expenditures. In addition the company recorded amortization of $97 (2004: $1,051).

During the quarter the Company continued working on acquisition of the Kalnica-Selec Uranium Project located in western Slovakia. During the quarter Buck Lake filed an application to commence exploration on the Company's Kalnica-Selec Uranium Project. During the quarter the Company received official documentation accepting Buck Lake's application for exploration of the Kalnica-Selec Uranium Project.

Year-to-date

During the year ended December 31, 2005 the Company incurred $36,000 (2004: $36,000) in consulting services, $3,249 (2004: $4,203 in amortization, $69,183 (2004: $66,771) in interest charges, $6,395 (2004: $15,979) in filing fees, $117,218 (2004: $117,872) in professional fees, $6,694(2004: $48,497) in office and miscellaneous expenses, $66,000(2004: $30,000) in management fees, $42,000 (2004: $42,000) in office rent, $4,683 (2004: $40,640) in shareholder communication costs, $4,443 (2004: $6,725) in transfer agent fees, $3,550 in property investigation costs (2004 - $4,400) and $3,348 (2004: $15,376) in travel and promotion expenditures.

REVENUE

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table identifies the changes in general and administrative expenditures for years ended December 31, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002:

BUCK LAKE VENTURES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$
Accounting, audit and legal	117,218	117,872	130,650	131,233
Increase (decrease) *	(0.55)	(9.78)	(0.45)	-
Amortization	3,249	4,203	5,458	7,016
Increase (decrease) *	(22.70)	(23.00)	(22.21)	-
Interest	69,183	66,771	105,786	44,430
Increase (decrease) *	3.61	(36.88)	138.09	-
Consulting fees	36,000	36,000	36,000	37,500
Increase (decrease) *	-	-	(4.0)	-
Filing fees	6,395	15,979	8,341	3,709
Increase (decrease) *	(59.98)	91.57	124.81	-
Management fees	66,000	30,000	30,000	30,000
Increase (decrease) *	120.00	-	-	-
Office services and expenses	6,694	48,497	32,047	7,490
Increase (decrease) *	(86.20)	51.33	327.86	-
Promotion and travel	3,348	15,376	7,896	62,784
Increase (decrease) *	(78.22)	94.73	(87.42)	-
Rent	42,000	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-
Property investigation	3,550	4,400	-	-
Increase (decrease) *	(19.32)	-	-	-
Shareholder communications fees	4,683	40,640	2,603	-
Increase (decrease) *	(83.45)	1,461.28	N/A	-
Stock-based compensation	-	262,775	-	-
Increase (decrease) *	(100)	N/A	-	-
Transfer agent	4,443	6,725	3,567	3,698
Increase (decrease) *	(33.94)	88.53	(3.54)	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2005				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(77,685)	(56,012)	(61,264)	(167,802)	(383,697)	(89,131)	(65,727)	(152,076)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)

BUCK LAKE VENTURES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had a working capital deficiency of $1,771,434 (2004: $1,252,815).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At December 31, 2005, the Company held cash on hand of $235 (2004: $1,190) and liabilities totalled $1,808,069 (2004: $1,323,691).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value. (refer to (c) below).

(b) Issued:

		Number	Amount
Balance, December 31, 2002		13,201,551	$ 5,532,673
For resource properties	- at $0.17	150,000	25,500
	- at $0.18	20,000	3,600
Issued for cash			
Pursuant to private placements	- at $0.10	4,000,000	400,000
Finders fees		146,760	-
Balance, December 31, 2003		17,518,311	5,961,773
For resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
For resource properties	- at $0.07	100,000	7,000
Balance, December 31, 2005		23,418,311	$ 6,498,622

SHARE CAPITAL – *CONT'D*

c) Escrow:

As at December 31, 2005, 250,000 common shares were held in escrow. Subsequent to December 31, 2005 these shares were cancelled and returned to treasury. The number of shares authorized was reduced to 99,750,000.

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant and unless otherwise stated fully vest when granted. A summary of the status of the stock option plan as of December 31, 2005, and December 31, 2004 and 2003 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2003	-	-
Granted	1,751,831	$0.13
(Cancelled) Granted	(80,000)	0.13
Options exercisable and outstanding, December 31, 2005	1,671,831	$0.13

On January 5, 2006, all of the options expired unexercised.

During the year ended December 31, 2004, stock-based compensation expense of $262,775 was incurred. There are no stock options granted during the year ended December 31, 2005.

d) Commitments:

ii) Share Purchase Warrants

At December 31, 2005, there were 5,720,000share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Price	Expiry Date
5,720,000	$0.12	February 9, 2006

SHARE CAPITAL – ***CONT'D***

iii) Flow-Through Offering

During the year ended December 31, 2004, the Company issued 100,000 flow-through units at a price of $0.10 per unit for total proceeds of $10,000. The Company was committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $10,000 of eligible Canadian exploration expenditures to the flow-through shareholder. This amount will not be available to the Company for future deduction from taxable income.

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Year ended December 31, 2005	2004
Consulting fees	$ 36,000	$ 36,000
Deferred exploration costs		
– geological consulting	28,270	38,850
Interest	14,747	27,933
Management fees	30,000	30,000
Promotion and travel	1,323	1,925
Property investigation costs	-	4,400
Shareholders communications fees	4,683	4,550
	$ 115,023	$ 143,658

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2005, marketable securities include $8,000 (2004: $8,000) in common shares of public companies with common directors.

At December 31, 2005, amounts due to related parties of $837,365 (2004: $628,354) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

During the year ended December 31, 2004, included in the private placements (Note 7) were 800,000 common shares at $0.10 per share issued to directors of the Company and a private company with a director in common with the Company for total consideration of $80,000.

BUCK LAKE VENTURES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2005

RISKS AND UNCERTAINTIES

Buck Lake plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at April 28, 2006 the Company had authorized share capital of 99,750,000 shares without a par value. Shares outstanding as at April 28, 2006 totalled 23,418,311 shares, granted options to directors and employees totalling 1,671,831 shares at a weighted average exercise price of $0.13 per share and had 5,720,000 warrants outstanding at a weighted average exercise price of $0.12 per share.

SUBSEQUENT EVENTS

a) On April 13, 206, the Company received shareholder approval to consolidate its share capital on a 1:7 basis (subsequently amended to 1:5) and a coincident name change to Ultra Uranium Corp.

b) On April 18, 2006 the Company announced a private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each unit will consist of one post-consolidation common share and one share purchase warrant entitling the holder to purchase one additional post-consolidation common share for $0.325 per share for a two year period.

The share consolidation, financing and finder's fees, if any, are subject to approval from the TSX Venture Exchange.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

BUCK LAKE VENTURES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of **BUCK LAKE VENTURES LTD.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on April 13, 2006 at the hour of eleven o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To determine the number of Directors at four;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(f) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 99,750,000 shares without par value into 19,950,000 shares without par value, every five (5) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the maximum number of common shares the Company is authorized to issue after the consolidation be increased to 100,000,000 shares without par value;

(iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

(iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

(g) To consider and, if thought fit, to pass Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 99,750,000 shares without par value into 14,250,000 shares without par value, every seven (7) of such shares before consolidation being consolidated into one (1) share without par value;

(ii) the maximum number of common shares the Company is authorized to issue after the consolidation be increased to 100,000,000 shares without par value;

(iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

(iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

(h) To consider and, if thought fit, to pass a Special Resolution that the Directors at their discretion be and they are hereby authorized to select one consolidation ratio from the above two options and implement such consolidation should they chose to do so.

(i) To consider and, if thought fit, to pass Special Resolutions that:

(i) the name of the Company be changed from Buck Lake Ventures Ltd. to Consolidated Buck Lake Ventures Ltd., or such other name as the Board of Directors may approve;

(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

(j) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 8th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"

RAYMOND ROLAND, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 682-7159

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MARCH 8, 2006 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 13, 2006.

This Information Circular is furnished in connection with the solicitation of proxies by management of Buck Lake Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of shareholders to be held on April 13, 2006 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. March 8, 2006 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 23,568,311 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	15,518,797	65.85%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual and Special General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at five. Management is proposing to decrease the size of the Board to four directors. If this resolution is passed four directors will be elected at the Annual and Special General Meeting.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Raymond Roland BC, Canada *President, Chief Executive Officer, Chief Financial Officer and a Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Buck Lake Ventures Ltd.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada Also a director of Ballad Gold & Silver Ltd., Global Hunter Corp., International Alliance Resources Inc. and Pacific Topaz Resources Ltd.	June 27, 2000 to date	1,129,460
Douglas B. Brooks BC, Canada *Director*	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Gold International Corp. since 1998; Also a director of Boss Gold International Corp., Maximum Ventures Inc., Pierre EnTerprises Ltd. and Whistler Gold Corp.	June 27, 2000 to date	758,652
Kirk Shaw BC, Canada *Director*	Television and film producer	January 18, 1999 to date	612,820
Renee Brickner BC, Canada *Director*	Consulting Geologist, June 1999 to present Also a director of Vega Gold Ltd.	May 2, 2003 to date	75,286

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Kirk Shaw and Douglas Brooks are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001. Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (BCSC) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders have not been rescinded as at the date of this Information Circular. Douglas B. Brooks was also a director of Pierre EnTerprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Raymond Roland has served as the President, Chief Executive Officer and Chief Financial Officer of the Company since June 27, 2000. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer" or "NEO") during the financial years ended December 31, 2005, 2004 and 2003, being the three most recently completed fiscal years of the Company. No other officer's annual compensation during such period exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Raymond Roland President, CEO and CFO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$36,000[1] $36,000[1] $36,000[1]	Nil 651,831 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note[1] For financial consulting services provided by Roland Financial Services Ltd. ("Roland Financial"), a British Columbia non-reporting company wholly-owned by Mr. Roland.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	Nil	N/A	651,831[1] Exercisable	Nil Exercisable

Note[1] Subsequent to the financial year ended December 31, 2005, these options, exercisable at $0.13 per share, expired without exercise.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2005 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2005 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	390,000[1] Exercisable	Nil Exercisable

Note[1] Subsequent to the financial year ended December 31, 2005, these options, exercisable at $0.13 per share, expired without exercise.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,671,831	$0.15	670,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,671,831	$0.15	670,000

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2005 or the current financial year.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company or subsidiary.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of five directors of whom Douglas B. Brooks and Kirk Shaw are independent. Raymond Roland is not independent as he is the President and CEO of the Company and Leeta Drinovz and Renee Brickner are not independent as they receive or have received consulting or other compensatory fees from the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Douglas B. Brooks and Kirk Shaw. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent*	Financially literate*
Douglas B. Brooks	Independent*	Financially literate*
Kirk Shaw	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2005	$19,183	-	-	-
2004	$23,000	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors of the Company on April 1, 1994.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since January 1, 2005

Other informed party transactions

During the fiscal year ended December 31, 2005, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. $36,000 in financial consulting fees was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a director of the Company;

2. $28,200 in geological services and related consulting fees was paid or accrued to Gold Brick Enterprises Ltd., a British Columbia non-reporting company wholly-owned by Renee Brickner, a director of the Company;

3. A British Columbia non-reporting company wholly-owned by Leeta Drinovz, a former director of the Company, accrued a total of $20,000 in management fees from the Company and $14,746 in interest.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2006 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2006 Plan.

The 2006 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2006 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2006 Plan. The 2006 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2006 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2006 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2006 Plan. A summary of some of the additional provisions of the 2006 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2006 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2006 Plan is in the Company's best interests and recommend that the shareholders approve the 2006 Plan.

Share Consolidation and Increase in Authorized Capital

Shareholder approval is being requested to Special Resolutions which would approve a share consolidation on either a five (5) old shares for one (1) new share basis or a seven (7) old shares for one (1) new share basis and a re-organization of the Company's shares to give the Company greater flexibility in future financings. The Company has announced a private placement financing of up to $1,800,000 on a post-(five-for-one-)consolidation basis, subject to shareholder and regulatory approval to a five (5) for one (1) share consolidation. If the required approvals to the five (5) for one (1) share consolidation cannot be obtained and therefore the private placement cannot be completed, the Company proposes a seven (7) for one (1) share consolidation.

The proposed changes to the Company's share structure require the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, special resolutions as follows:

1. "To consider and, if thought fit, to pass Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 99,750,000 shares without par value into 19,950,000 shares without par value, every five (5) of such shares before consolidation being consolidated into one (1) share without par value;

   (ii) the maximum number of common shares the Company is authorized to issue after the consolidation be increased to 100,000,000 shares without par value;

   (iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

   (iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

2. "To consider and, if thought fit, to pass Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 99,750,000 shares without par value into 14,250,000 shares without par value, every seven (7) of such shares before consolidation being consolidated into one (1) share without par value;

   (ii) the maximum number of common shares the Company is authorized to issue after the consolidation be increased to 100,000,000 shares without par value;

   (iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

   (iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Further, shareholder approval is being requested to a Special Resolution which would authorize the Directors at their discretion to select one consolidation ratio from the above options 1. and 2.

Change in Corporate Name

Shareholder approval is requested to Special Resolutions which would approve a change in the name of the Company from Buck Lake Ventures Ltd. to Consolidated Buck Lake Ventures Ltd., or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization as follows:

"To consider and, if thought fit, to pass Special Resolutions that:

(i) the name of the Company be changed from Buck Lake Ventures Ltd. to Consolidated Buck Lake Ventures Ltd., or such other name as the Board of Directors may approve;

(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2005. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, Canada, as of the 8th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

BUCK LAKE VENTURES LTD.

"Raymond Roland"

RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

82-1664

Proxy

RECEIVED 2006 MAY 17 A 10:23

ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

BUCK LAKE VENTURES LTD. (the "Company")

TO BE HELD AT SUITE 501, 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, APRIL 13, 2006 AT 11:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Raymond Roland, a Director of the Company, or failing this person, Douglas B. Brooks, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2.	To determine the number of Directors at four.			N/A
3.	(a) To elect as Director, RAYMOND ROLAND		N/A	
	(b) To elect as Director, DOUGLAS B. BROOKS		N/A	
	(c) To elect as Director, KIRK SHAW		N/A	
	(d) To elect as Director, RENEE BRICKNER		N/A	
4.	To approve the proposed 2006 stock option plan for implementation by the Company.			N/A
5.	To consider and, if thought fit, to pass Special Resolutions, that: (i) the Company consolidate all of its common shares without par value from 99,750,000 shares without par value into 19,950,000 shares without par value, every five (5) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the maximum number of common shares the Company is authorized to issue after the consolidation be increased to 100,000,000 shares without par value; (iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and (iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the			N/A

	shareholders.			
6.	To consider and, if thought fit, to pass Special Resolutions that: (i) the Company consolidate all of its common shares without par value from 99,750,000 shares without par value into 14,250,000 shares without par value, every seven (7) of such shares before consolidation being consolidated into one (1) share without par value; (ii) the maximum number of common shares the Company is authorized to issue after the consolidation be increased to 100,000,000 shares without par value; (iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and (iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.			N/A
7.	To consider and, if thought fit, to pass a Special Resolution that the Directors at their discretion be and they are hereby authorized to select one consolidation ratio from the above two options and implement such consolidation should they chose to do so.			N/A
8.	To consider and, if thought fit, to pass Special Resolutions that: (i) the name of the Company be changed from			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

BUCK LAKE VENTURES LTD.
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

82-1669

BUCK LAKE VENTURES LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

BUCK LAKE VENTURES LTD.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 118049 10 5)

I wish to receive 2005 Annual Financial Statements and MD&A ☐

I wish to receive 2006 Annual Financial Statements and MD&A ☐

I wish to receive 2006 Interim Financial Statements and MD&A ☐

Dated: ____________________ 2006

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

82-1604

BUCK LAKE VENTURES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the "Issuer") for the period ending **December 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: May 4, 2006

"Raymond Roland"
Raymond Roland
President & CEO

82-1669

BUCK LAKE VENTURES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, Chief Financial Officer for **Buck Lake Ventures Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Buck Lake Ventures Ltd.** (the "Issuer") for the period ending **December 31, 2005;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

Date: May 4, 2006

"Raymond Roland"
Raymond Roland
Chief Financial Officer